Exhibit 99.1

Qihoo 360 Reports First Quarter 2015 Unaudited Financial Results

BEIJING, May 20, 2015 -- Qihoo 360 Technology Co. Ltd. (“Qihoo 360” or the “Company”) (NYSE: QIHU), a leading Internet company in China, today reported its unaudited financial results for the first quarter ended March 31, 2015.

First Quarter Financial Highlights1

•	Revenues were $384.4 million, a 45% increase from $265.1 million in the first quarter of 2014.

•	Net income attributable to Qihoo 360 was $53.0 million, compared to $49.1 million in the first quarter of 2014.

•	Non-GAAP net income attributable to Qihoo 360 (1) was $81.9 million, compared to $73.3 million in the first quarter of 2014.

•	Diluted earnings per ADS(2) (“EPADS”) attributable to Qihoo 360 was $0.41, compared to $0.37 in the same period last year.

•	Non-GAAP diluted EPADS attributable to Qihoo 360(1) was $0.57, compared to $0.54 in the same period last year.

First Quarter Operating Metrics

•	Total monthly active users of Qihoo 360’s PC-based products and services reached 503 million in March 2015, compared to 479 million in March 2014(3).

•	User penetration of Qihoo 360’s PC-based products was 94.7% in March 2015, compared to 93.3% in March 2014(3).

•	Total smartphone users of Qihoo 360’s primary mobile security product(4) reached a record 778 million in March 2015, compared to 538 million in March 2014(5).

•	Monthly active users of Qihoo 360’s PC browsers were 376 million and user penetration was 70.8% in March 2015, compared to 339 million and 66.1% in March 2014(3), respectively.

•	Average daily unique visitors to the 360 Personal Start-up Page and its sub-pages were 133 million in the first quarter of 2015, compared to 122 million in the first quarter of 2014(5).

•	Average daily clicks on Qihoo 360’s Personal Start-up Page and its sub-pages were approximately 690 million in the first quarter of 2015, compared to 772 million in the first quarter of 2014(5).

“We are pleased to report another quarter of solid growth and operating metrics,” said Mr. Hongyi Zhou, Chairman and Chief Executive Officer of Qihoo 360. “While we maintained our leadership position in key PC-related product categories, we continued to make progress in mobile Internet. The number of Chinese smartphone users of our key mobile security product, 360 Mobile Safe, reached 778 million in the first quarter, making Qihoo 360 the indisputable leader in mobile Internet security in China. In addition, our Android-based app store, 360 Mobile Assistant, continued to maintain its leadership position in Android app distribution in China.”

“During the first quarter, we launched our independent search brand, ‘HaoSou,’ and we have since observed encouraging user recognition and interaction with the new brand and our search services. Through continued product improvement and innovation, we aim to further grow our share of China’s PC and mobile search market in terms of both traffic and revenue. We recently closed our joint venture transaction with Coolpad, and we expect the joint venture to launch a series of new smartphone models under the “QiKoo” brand in the coming months. We view smartphones and smart hardware as critical components of our long-term mobile strategy,” concluded Mr. Zhou.

Mr. Xiangdong Qi, President of Qihoo 360, added, “We are glad to see continued solid growth in our business. Online advertising grew 75.1% year-over-year, supported by strong contributions from both search and mobile monetization. We are particularly encouraged by the progress in search monetization and expect the upward momentum to continue in the coming quarters. We have made significant investments over the last few quarters to strengthen our brand and market position, and to improve our product and technology, particularly in mobile Internet-related areas. We believe such investments will build a solid foundation for our future growth and we have already seen exciting progress in areas such as enterprise security, smart hardware, and international expansions.”

First Quarter 2015 Results

Revenues

Revenues were $384.4 million, representing an increase of 45.0% from $265.1 million in the first quarter of 2014 and a decrease of 10.9% from $431.2 million in the fourth quarter of 2014. The strong year-over-year growth was due to solid performance in both online advertising and Internet value-added services. Search and mobile monetization continued to ramp nicely, despite seasonal headwinds.

Online advertising revenues were $245.3 million, up 75.1% from the same period last year and 0.9% from the prior quarter. The strong year-over-year increase was primarily driven by incremental contribution from search and mobile advertising.

Internet value-added service revenues, which are mainly derived from game platform operations, were $133.7 million, up 7.1% from the same period last year and down 20.1% from the prior quarter. The year-over-year growth was driven by the solid ramp-up in mobile game operations. The sequential decline was mainly due to soft business trend in web games and the temporary suspension of online lottery operations beginning in March.

Cost of Revenues

Cost of revenues were $79.6 million, compared to $50.4 million in the first quarter of 2014 and $103.0 million in the fourth quarter of 2014, representing an increase of 57.9% from the same period of last year and a decrease of 22.7% from the prior quarter.

Operating Expenses

Operating expenses were $230.4 million, compared to $175.1 million in the first quarter of 2014 and $225.2 million in the fourth quarter of 2014. Non-GAAP operating expenses(1) were $209.7 million, compared to $155.2 million in the first quarter of 2014 and $201.2 million in the prior quarter.

The year-over-year and sequential increases in non-GAAP operating expenses(1) were mainly driven by increased marketing and promotional expenses, personnel-related costs, and bandwidth and equipment depreciation expenses, as we continued to strengthen our brand and market position and enhance our technology and product development capabilities.

Operating Income

Operating income was $75.9 million, compared to $39.6 million in the first quarter of 2014 and operating income of $108.1 million in the prior quarter.

Non-GAAP operating income(1) was $96.5 million, compared to $59.5 million in the first quarter of 2014 and $132.0 million in the prior quarter.

Operating margin was 19.7%, compared to 14.9% in the first quarter of 2014 and 25.1% in the prior quarter.

Non-GAAP operating margin(1) was 25.1%, compared to 22.5% in the first quarter of 2014 and 30.6% in the prior quarter.

The year-over-year increase in non-GAAP operating margin(1) was mainly due to leverage from revenue growth while the Company continues to invest in new product and business initiatives. The sequential decline in non-GAAP operating margin(1) reflected normal seasonal spending patterns.

Net Income attributable to Qihoo 360

Net income attributable to Qihoo 360 was $53.0 million, compared to $49.1 million in the first quarter of 2014 and $76.8 million in the prior quarter.

Non-GAAP net income(1) attributable to Qihoo 360 was $81.9 million, compared to $73.3 million in the first quarter of 2014 and $109.4 million in the prior quarter.

Net Margin

Net margin was 13.8%, compared to 18.5% in the same period last year, and 17.8% in the prior quarter.

Non-GAAP net margin(1) was 21.3%, compared to 27.7% in the same period last year and 25.4% in the prior quarter.

Diluted Earnings per ADS

Diluted EPADS for the first quarter of 2015 was $0.41, and non-GAAP diluted EPADS(1) for the first quarter of 2015 was $0.57. The GAAP weighted average ADS(1) used in computing diluted EPADS was 130.7 million.

Cash Flows and Balance Sheet

Net cash generated from operations in the first quarter of 2015 was $72.9 million, compared to $100.5 million in the same period last year and of $138.9 million in the prior quarter. Cash capital expenditures were $35.7 million. As of March 31, 2015, the Company had cash and cash equivalents of approximately $1.5 billion.

Business Outlook

For the second quarter of 2015, the Company expects revenues to be between $435 million and $445 million, representing a year-over-year increase of 37% to 40% and quarter-over-quarter increase of 13% to 16%. These estimates reflect the Company’s current and preliminary view, which is subject to possible material changes.

Conference Call

Qihoo 360’s management will host a conference call to discuss the results at 7:30 a.m. Eastern Time on May 20, 2015 (7:30 p.m. Beijing time on May 20, 2015).

The dial-in details for the live conference call are:

US Toll Free Dial In:	+1 866-519-4004

International Dial In:	+65 6723 9381

Hong Kong Dial In:	+852-3018-6771

Passcode:	44388859

A telephone replay of the call will be available after the conclusion of the conference call at 10:30 a.m. Eastern Time on May 20, 2015 through 09:30 a.m. Eastern Time on May 28, 2015. The dial-in details for the replay are:

International Dial In:	+61 2 8199 0299

US Dial In:	+1 646-254-3697

Passcode:	44388859

A live webcast of the conference call will be available on the investor relations section of Qihoo 360's website at: http://corp.360.cn.

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) is a leading Internet company in China. The Company is also the number one provider of Internet and mobile security products in China as measured by its user base, according to iResearch. Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. The Company has built one of the largest open Internet platforms in China and monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platform.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. Among other things, the management's quotations and the “Business Outlook” section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry. Potential risks and uncertainties include, but are not limited to: the Company's ability to continue to innovate and provide attractive products and services to attract and retain users; the Company's ability to keep up with rapid changes in technologies and Internet-enabled devices; the Company's ability to leverage its user base to attract customers for our revenue-generating services; and the Company's dependence on online advertising for a substantial portion of our revenues; and the Company's ability to compete effectively. All information provided in this press release is as of the date of the press release, and Qihoo 360 undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Qihoo 360 believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Qihoo 360 is included in Qihoo 360's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated April 27, 2015.

About Non-GAAP Financial Measures

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses and interest expense of Convertible Senior Notes. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

1 Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled "About Non-GAAP Financial Measures" and "Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures" at the end of the press release.

2 American Depositary Shares, which are traded on the NYSE. Every two ADSs represent three Class A ordinary shares of the Company.

3 User and market penetration data is based on data from iResearch as of March 2015.

4 360 Mobile Safe is the Company’s primary mobile security product.

5 Company data as of March 2015. Daily clicks include clicks on www.360kan.com, formerly known as v.360.cn

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.

In China:

Tel:	+86 10-5878-1574

E-mail:	ir@360.cn

In the U.S.:

The Piacente Group, Inc.

Don Markley or Glenn Garmont

Tel: (212) 481-2050

E-mail: qihu@tpg-ir.com

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, except for shares and per share data)

(Unaudited)

	December 31,	March 31,
	2014	2015
ASSETS
Current assets:
Cash and cash equivalents	1,645,234	1,493,746
Restricted Cash	2,053	2,585
Short-term Investments	58,736	134,648
Accounts receivable (net of allowance for doubtful accounts of $2,410 and $2,592 as of December 31, 2014 and March 31, 2015, respectively)	154,287	220,793
Prepaid expenses and other current assets	230,995	349,581
Deferred tax assets – current	4,844	6,564
Total current assets	2,096,149	2,207,917
Property and equipment, net	272,026	284,096
Land use rights, net	139,107	138,405
Acquired intangible assets, net	51,289	62,336
Goodwill	344,630	320,944
Long-term investments	314,979	450,970
Other noncurrent assets	97,025	55,595
Deferred tax assets – noncurrent	16,365	15,756
TOTAL ASSETS	3,331,570	3,536,019

LIABILITIES
Current liabilities (including amounts of the consolidated VIEs without recourse to Qihoo360 Technology Co. Ltd. of $367,837 and $318,649 as of December 31, 2014 and Mar 31, 2015, respectively):

Accounts payable	121,115	118,202
Accrued expenses and other current liabilities	299,920	341,125
Deferred revenue-current	72,890	81,969
Income tax payable	46,304	46,417
Total current liabilities	540,229	587,713

Non-current liabilities (including amounts of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $9,611 and $24,405 as of December 31, 2014 and March 31, 2015, respectively):

Deferred tax liabilities – noncurrent	8,516	22,649
Deferred revenue-noncurrent	2,281	2,282
Long-term debt	1,635,000	1,635,000
Other noncurrent liabilities	3,276	3,279

TOTAL LIABILITIES	2,189,302	2,250,923
EQUITY
Total Qihoo 360 Technology Co. Ltd. Shareholders’ equity	1,028,598	1,174,922
Noncontrolling interest	113,670	110,174
Total equity	1,142,268	1,285,096
TOTAL LIABILITIES AND EQUITY	3,331,570	3,536,019

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Statements of operations

(U.S. dollars in thousands, except for shares and per share data)

(Unaudited)

	Three Months Ended
	March 31, 2014	December 31, 2014	March 31, 2015
Revenues:	265,142	431,207	384,359
Cost of revenues	50,390	103,047	79,605
Subsidy income	-	5,093	1,463
Operating expenses:
Selling and marketing	68,733	88,514	90,564
General and administrative	21,766	23,627	27,814
Product development	84,643	113,045	111,979
Total operating expenses	175,142	225,186	230,357

Income from operations	39,610	108,067	75,860
Interest income	4,920	9,997	7,269
Interest expenses	(4,315)	(10,243)	(8,483)
Other income	207	909	362
Exchange (loss) gain	(12,289)	(4,126)	1,912
Gain (loss) in connection with short-term investments	44	(45)	(9,708)
Gain in connection with long-term investments	27,652	352	2,721
Income before income tax expense and loss from equity method investments	55,829	104,911	69,933

Income tax expense	(5,889)	(21,053)	(18,167)
Loss from equity method investments	(2,018)	(8,060)	(5,604)

Net income	47,922	75,798	46,162

Add: Net loss attributable to noncontrolling interest	1,199	1,022	6,868

Net income attributable to Qihoo 360 Technology Co. Ltd.	49,121	76,820	53,030

Net income per ordinary share-basic	0.27	0.41	0.28
Net income per ordinary share-diluted	0.25	0.39	0.27

Weighted average shares used in calculating net income per ordinary share- basic (in millions)(a)	184	186	187
Weighted average shares used in calculating net income per ordinary share-diluted (in millions)(a)	197	197	196

(a): 3 Ordinary Shares = 2 ADSs

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

(Unaudited)

	Three-months period ended
	March 31, 2014	March 31, 2015
Cash flows from operating activities:
Net income	47,922	46,162
Share-based compensation	19,932	20,625
Depreciation and amortization	17,250	26,751
Amortization of land use right	436	817
Loss on disposal of fixed assets	30	104
Loss from impairment of intangible assets	-	289
Provision of allowance for doubtful accounts	-	227
(Gain) loss in connection with short-term investments	(44)	9,708
Loss on equity method investments	2,018	5,604
Gain in connection with long-term investments	(27,652)	(2,721)
Loss resulting from an nonoperating activity	-	305
Changes in operating assets and liabilities	40,567	(34,931)
Net cash provided by operating activities	100,459	72,940
Cash flows from investing activities:
Decrease (increase) in restricted cash	1,639	(526)
Purchase of property and equipment and intangible assets	(69,547)	(35,732)
Payment for short-term investment and long-term investments	(103,350)	(99,390)
Cash collected from sale of long-term investments	-	5,162
Proceeds from sale of short-term investments	-	5,723
Dividend proceeds received by company	-	88
Net cash paid in connection with business acquisitions	(38,941)	(2,655)
Deconsolidation of a subsidiary	-	(2,993)
Net cash used in investing activities	(210,199)	(130,323)
Cash flows from financing activities:
Proceeds from exercise of share option	5,057	1,969
Payment for short term loans	(773)	-
Payment for share repurchase	-	(95,799)
Capital contribution from noncontrolling interest	7	-
Cash paid for purchase of noncontrolling interest in a subsidiary	-	(208)
Net cash provided by (used in) financing activities	4,291	(94,038)
Effect of exchange rate changes	(6,449)	(67)
DECREASE IN CASH	(111,898)	(151,488)
CASH, BEGINNING OF PERIOD	1,013,465	1,645,234
CASH, END OF PERIOD	901,567	1,493,746

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(U.S. dollars in thousands, except for per share data)

	Three Months Ended March 31, 2014				Three Months Ended December 31, 2014				Three Months Ended March 31, 2015
	GAAP	Adjustment (b)	Adjustment (c)	Non-GAAP	GAAP	Adjustment (b)	Adjustment (c)	Non-GAAP	GAAP	Adjustment (b)	Adjustment (c)	Non-GAAP

Operating expenses	175,142	(19,932)		155,210	225,186	(23,938)	-	201,248	230,357	(20,625)		209,732

Income from operations	39,610	19,932		59,542	108,067	23,938		132,005	75,860	20,625		96,485
Operating margin	14.9%			22.5%	25.1%			30.6%	19.7%			25.1%

Net income attributable to Qihoo 360 Technology Co. Ltd.	49,121	19,932	4,279	73,332	76,820	23,622	8,971	109,413	53,030	20,476	8,371	81,877
Net margin	18.5%			27.7%	17.8%			25.4%	13.8%			21.3%
Diluted earnings per ADS	0.37			0.54	0.58			0.75	0.41			0.57

(b): Adjustment to exclude the share-based compensation expense of each period.

(c): Adjustment to exclude the interest expense of Convertible Senior Notes of each period.